Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30,
(Thousands of Dollars)	2021	2020

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$665,263	$730,246
Exploration and Production and Other Revenues	777,744	622,335
Pipeline and Storage and Gathering Revenues	231,653	199,061
	1,674,660	1,551,642

Operating Expenses:
Purchased Gas	171,244	244,391
Operation and Maintenance:
Utility and Energy Marketing	181,641	178,321
Exploration and Production and Other	166,834	147,902
Pipeline and Storage and Gathering	118,622	108,415
Property, Franchise and Other Taxes	92,392	88,107
Depreciation, Depletion and Amortization	331,728	300,732
Impairment of Oil and Gas Producing Properties	329,593	195,997
	1,392,054	1,263,865
Gain on Sale of Timber Properties	51,066	—
Operating Income	333,672	287,777

Other Income (Expense):
Other Income (Deductions)	(14,920)	(16,537)
Interest Expense on Long-Term Debt	(143,455)	(103,451)
Other Interest Expense	(6,832)	(5,944)

Income Before Income Taxes	168,465	161,845

Income Tax Expense	37,325	92,791

Net Income Available for Common Stock	$131,140	$69,054

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$1.44	$0.80

Diluted:
Net Income Available for Common Stock	$1.43	$0.79

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	91,073,766	86,802,706

Used in Diluted Calculation	91,576,260	87,177,232